Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a message sent on August 7, 2003 to Interwoven, Inc.’s partners. This message was sent via electronic mail.

Dear Interwoven Partner,

We are very excited to inform you of the signing of a definitive agreement between Interwoven and iManage whereby the two companies will merge.

This merger will create a formidable new company that is focused 100% on end-to-end enterprise class content management solutions. Our combined products will provide our customers with the industry’s first “next-generation” Enterprise Content Management (ECM) platform—a single integrated solution that addresses the complete content lifecycle, from initial creation and collaboration, through distribution, reuse, archival and disposition—for all types of content.

Besides expected product synergies, this merger could also result in a larger company with greater financial resources, world-class talent, a huge customer base and worldwide reach. As a result of the increased resources of the combined company, this merger will enable us to build on our exciting Interwoven 6 innovations and accelerate the implementation of our strategic vision for matter centric collaboration.

As some of you know, iManage (www.imanage.com <http://www.imanage.com>), headquartered in Foster City, California, is a leading provider of collaborative content management solutions for the extended enterprise. iManage’s applications suite-iManage WorkSite-combines document management, collaboration, knowledge management and workflow in a single, integrated, Java-based product suite. iManage WorkSite improves communications and process efficiencies, enabling faster response to changing business conditions and enhancing collaboration between employees, customer, partners and suppliers. Today more than 600,000 professionals at over 1,300 organizations rely on iManage WorkSite to manage their critical business content, including ABN Amro, Amazon.com, AOL Time Warner, Bear Stearns, Charles Schwab & Co., The Gap Inc., Jones Day, Motorola, Pfizer, Schering-Plough, U.S. Air Force, Department of Justice, and U.S. Immigration and Naturalization Service.

Earlier this year we announced a strategic reseller partnership with iManage. As the partnership matured it became very clear that as a merged company, our solution will be able to provide better value to our customers through increased productivity, lower total cost of ownership, and fastest time to market for your content management initiatives.

The resulting company will be a true market leader -

•	Over 2,500 customers combined, with very little overlap, which represents a tremendous cross-sell and up-sell opportunity.

•	Combined revenue of $155 million with a strong balance sheet, a cash position of approximately $160 million and virtually no debt

•	Our commitment to profitability will remain strong. We expect both revenue and cost synergies to be a significant contributor toward achieving profitability targets.

There are a few different ways to obtain more information on this merger:

•	Press Release: <http://www.interwoven.com/news/press/2003/0806iman.html>.

•	Replay of the Analyst conference call is available on the Investors page of the interwoven website

•	Webcasts on August 13 at 6:00 am, 10:00 am and 1:00 pm PDT. Please register by visiting <http://www.interwoven.com/events/online/imanage.html>.

Best regards,

Interwoven Alliance Team

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This e-mail contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of execution of integration plans and product development are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that development of certain products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; and the introduction of new products or services by competitors that could delay or reduce sales; other risks that are described from time to time in Interwoven’s Securities and Exchange Commission reports (including but not limited to Interwoven’s annual report on Form 10-K for the year ended December 31, 2002 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s results could differ materially from its expectations in these statements. Interwoven assumes no obligation and does not intend to update these forward-looking or other statements in this e-mail.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.